MASTERWORKS

Launching Now | KAWS (24.4% | $1.74M | △1.00)

Masterworks Recently Sold Paintings[1]



Andy Warhol
256 days held
10.4% Annualized Net Return



Cecily Brown
686 days held
35.0% Annualized Net Return



Simone Leigh
36 days held
325.5% Annualized Net Return



KAWS

76% SOLD OUT



After reviewing over 170 others, Masterworks agreed to privately acquire the Painting directly from one of the world's largest collectors of works by KAWS in Asia to avoid any additional intermediary fees, and maximize potential returns.

Initial Offering
$1,887,000

Offering Circular
[sec.gov]

Price Appreciation of Similar Works[2] 24.4%


$3M
$2.3M
$1.5M
$0.8M
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Market Risk-Adjusted Appreciation[3]

KAWS' Market	▲ 1.00
All Art Market	0.75
S&P 500	1.27

INVEST NOW

1. "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

2. Price appreciation of similar works is an estimate of the historical appreciation rate of the artwork that is derived by reviewing past public auction sales of artworks that are similar to the subject work. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by KAWS with the following criteria: character paintings featuring CHUM, KAWSBob, and Companion(s), that measure 35 inches by 35 inches to 90 inches by 90 inches, and where the characters' main facial features are present, excluding examples with more elaborate and/or full background imagery, tondos, and red or black monochrome depictions of KawsBob and Companions. The set of similar works includes two paintings currently held in the Masterworks portfolio, including a painting acquired by Masterworks 102, LLC, an affiliate of the Company, at Phillips, New York, 20th Century & Contemporary Art Evening Sale, held on November 17,

2021 for $1,542,500 and a painting acquired by Masterworks 013, LLC, an affiliate of the Company, at Phillips, New York, 20th Century and Contemporary Art Evening Sale, held on July 2, 2020 for $1,380,000. The data was sourced from publicly available auction records and does not include private sales.

3. “Market risk-adjusted appreciation” otherwise known as “Sharpe Ratio”, can be used to evaluate the total performance of an asset, portfolio, or in this case the artist’s market, and indicates how well the market has performed historically adjusted for the volatility of such performance. Lower volatility results in a higher market risk-adjusted appreciation rate, which means it is more likely that an investor would have achieved the historical appreciation rate as compared to an asset with higher volatility. Market risk-adjusted appreciation for an artist market reflects (x) the average annualized appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”), minus (y) the risk-free rate of return. The applicable time period begins on the later of (a) the earliest purchase price date for the artist’s first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor’s CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

Masterworks is “testing the waters” under Regulation A under the Securities Act of 1933. Masterworks will only be able to make sales after an offering statement has been filed with the Securities and Exchange Commission (SEC) and the SEC has “qualified” the offering statement. no money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the issuer with the SEC has been qualified by the SEC, any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. an indication of interest involves no obligation or commitment of any kind. You must read the offering documents filed with the SEC before investing and the additional information available at www.masterworks.com/disclaimer.

Masterworks is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

Masterworks is solely responsible for this communication. No FINRA registered broker-dealer or financial advisor is or has been involved in the development or dissemination of this communication.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.